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                                                             EXHIBIT 99. (a)(17)




March 7, 1997
Jericho, New York

FOR IMMEDIATE RELEASE .... RALEIGH EXTENDS TENDER OFFER

       Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners, L.P. at $500 per interest until 12:00 Midnight, New York City time, on Friday, March 21, 1997. Approximately 31,259.78 Units had been deposited pursuant to Raleigh's offer as of the close of business on March 6, 1997.

       Raleigh's decision to extend the closing of its tender offer is the result of continued uncertainty arising from the efforts of the General Partner to deny voting rights to all unitholders other than those who acquired units in the 1987 original public offering. Although Raleigh believes that all unitholders have voting rights, Raleigh has determined to extend the closing of its offer at this time. A hearing on the issue of voting rights is scheduled to be held in the Delaware Chancery Court on April 7th, 8th and 9th.

       For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.